

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 19, 2007

Mr. Greg D. Kerley
Chief Financial Officer
Southwestern Energy Company
2350 North Sam Houston Parkway East, Suite 125
Houston, Texas 77032

> **Re:** **Southwestern Energy Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **Filed May 1, 2007**
> **Response Letter Dated June 6, 2007**
> **File No. 1-8246**

Dear Mr. Kerley:

      We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 3

Exploration and Production, page 5

1.   We have considered your response to prior comment number three and note your statement that the "finding and development costs measure does not constitute a non-GAAP measure." We also note that you believe "that the inclusion of future development costs in [your] finding and development costs would not enhance investor understanding and would, in fact, mislead investors about the Company's

performance relative to its peers." Please tell us why you believe that including future development costs would be misleading. Refer to pages B-3 through B-5 of Appendix B from the September 27, 2004 AICPA International Practices Task Force meeting highlights for the staff's view of disclosures surrounding this measure. In addition, please tell us why you believe your calculation of finding and development costs, which includes office-related capital investments and excludes future development costs, is not a non-GAAP measure as contemplated by Item 10(e) of Regulation S-K.

Engineering Comments

2.   We are continuing to evaluate your responses to our prior comments under this heading and may raise further comment subsequent to our scheduled teleconference at 11:00 a.m. on July 23, 2007.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer Goeken at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief